05012900

SUPPL

Back 2005-11-17, 18:06:31, EST

Insider: Langset.R **Issuer:** Prima Developme **Security:** Common Sha

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		4122658	2005-11-08	10 - Acquisition or disposition in the public market	10000	4132658

Dlw 11/30

Back 2005-11-17, 18:08:57, EST

Insider: Smith.D **Issuer:** Prima Developme **Security:** Common Sha

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		182376	2005-11-14	10 - Acquisition or disposition in the public market	-6500	175876